FOR IMMEDIATE RELEASE

May 26, 2009
ADVANTEST CORPORATION
Toshio Maruyama, Representative Board Director, President & CEO
Stock Code Number: 6857, TSE first section
Ticker Symbol: ATE, NYSE

CONTACT:
Hiroshi Nakamura
Executive Officer &
Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

Advantest Announces Amendments to the Articles of Incorporation

Tokyo –May 26, 2009 – Advantest Corporation (the “Company”) resolved at a meeting of its Board of Directors today to submit to its shareholders a proposal to amend its Articles of Incorporation.  The proposal will be made at the Company’s 67th ordinary general meeting of shareholders (the “Shareholders’ Meeting”) to be held on June 25, 2009.

1.	Reason for amendments:

In accordance with the implementation of the “Law for Amendments to the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlements of Trades of Stocks and Other Securities” (Law No. 88 of 2004, the “Settlement Rationalization Law”) on January 5, 2009, the shares of all listed companies have been transferred to a book-entry transfer system (the “Paperless System”).

The proposed amendments will delete all references pertaining to share certificates, beneficial shareholders and the beneficial shareholders’ register, which have become redundant as a result of the changes described above, and make such other necessary changes to the Articles of Incorporation of the Company.  Furthermore, the proposed amendments will establish supplementary provisions necessary to establish the lost shares register that the Company is required to implement and maintain for a period of one year from the day following the day on which the Settlement Rationalization Law was implemented.

Pursuant to Article 6, Paragraph 1 of the supplementary provisions of the Settlement Rationalization Law, the Company is deemed to have passed a resolution abolishing Paragraph 1 of Article 6 (Issuance of Share Certificates and Their Denominations) of the current Articles of Incorporation as of January 5, 2009.

2.	Details of proposed amendments:

The details of the proposed amendments are as attached.

3.	Schedule

(1)	The date of the general meeting of shareholders for the amendment of the Articles of Incorporation:	June 25, 2009
(2)	Effective date of the amendment of the Articles of Incorporation:	June 25, 2009

(Attached)
(Changes (including deletions) are underlined.)
Present Article		Proposed Amendment
Article 6. (Issuance of Share Certificates and Their Denominations)		(Deleted)
1. The Company shall issue share certificates representing its shares.
2. The denominations of the share certificates issued by the Company shall be determined in accordance with the Share Handling Regulations to be prescribed by the Board of Directors.
Article 7. (Number of Shares Constituting One Unit of Shares and Non-issuance of Share Certificates Constituting Less Than One Unit of Shares)		Article 6. (Number of Shares Constituting One Unit of Shares)
1. The number of shares of the Company constituting one unit of shares shall be one hundred (100) shares.	1.	(Present provisions maintained)
2.         Notwithstanding the provisions of the preceding article, the Company shall not issue any share certificates constituting less than one unit of shares, unless the Share Handling Regulations provide otherwise.

(Deleted)
Article 8.          (Rights Concerning Shares Constituting Less Than One Unit of Shares)
Shareholders (including beneficial shareholders, hereinafter the same) of the Company may not exercise his/her rights relating to the shares constituting less than one unit of shares that such shareholder holds other than those rights listed below or specified in these Articles of Incorporation:

Article 7.          (Rights Concerning Shares Constituting Less Than One Unit of Shares)
Shareholders of the Company may not exercise his/her rights relating to the shares constituting less than one unit of shares that such shareholder holds other than those rights listed below or specified in these Articles of Incorporation:

(1) Each of the rights provided in Article 189, Paragraph 2 of the Company Law;		(1) Each of the rights provided in Article 189, Paragraph 2 of the Company Law;
(2) The right to make a request pursuant to the provisions of Article 166, Paragraph 1 of the Company Law; and		(2) The right to make a request pursuant to the provisions of Article 166, Paragraph 1 of the Company Law; and
(3) The right to receive an allocation of offered shares and offered stock acquisition rights pursuant to the number of shares held by the shareholder.		(3) The right to receive an allocation of offered shares and offered stock acquisition rights pursuant to the number of shares held by the shareholder.
Article 9. (Additional Purchases of Shares Constituting Less Than One Unit of Shares)		Article 8. (Additional Purchases of Shares Constituting Less Than One Unit of Shares)
and		and
Article 10. (Share Handling Regulations)		Article 9. (Share Handling Regulations)
(Omitted)		(Present provisions maintained)

Present Article		Proposed Amendment
Article 11. (Share Registration Agent)		Article 10. (Share Registration Agent)
1. The Company shall have a share registration agent.	1.	(Present provisions maintained)
2. Share registration agent and the location of its handling office shall be determined by resolution of the Board of Directors and the public notice thereof shall be given.	2.	(Present provisions maintained)
3.          Preparation of, and maintenance and other business concerning, the shareholders’ register (including beneficial shareholders’ register, hereinafter the same), the register for stock acquisition rights and the register for lost share certificates shall be commissioned to the share registration agent and shall not be handled by the Company.

3. Preparation of, and maintenance and other business concerning, the shareholders’ register and the register for stock acquisition rights shall be commissioned to the share registration agent and shall not be handled by the Company.
Article 12. (Record Date)		Article 11. (Record Date)
1.          The Company shall deem the shareholders registered on the last shareholders’ register as of March 31 of each year in writing or digitally as those shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders concerning the relevant fiscal year.
1. The record date for the voting rights at the ordinary general meeting of shareholders of the Company shall be March 31 of each year.
2.          In addition to the case provided for in the preceding paragraph, whenever necessary, in accordance with a resolution of the Board of Directors and upon giving prior public notice, the Company may deem the shareholders or the registered pledgees of shares registered on the last shareholders’ register as of a certain date in writing or digitally as those shareholders or the registered pledgees of shares who are entitled to exercise their rights.

2. In addition to the case provided for in the preceding paragraph, whenever necessary, in accordance with a resolution of the Board of Directors and upon giving prior public notice, the Company may set a record date as necessary.
From		From
Article 13. (Convocation of General Meeting of Shareholders)		Article 12. (Convocation of General Meeting of Shareholders)
to		to
Article 44. (Expiration for Dividend Payment)		Article 43. (Expiration for Dividend Payment)
(Omitted)		(Present provisions maintained)
(Newly introduced)		(Supplementary Provisions)
1. Preparation of, and maintenance and other business concerning, the register for lost share certificates shall be commissioned to the share registration agent and shall not be handled by the Company.
2. The preceding article and this article will continue to be in effect until and including January 5, 2010 and will be deleted on January 6, 2010.